Fax

RECEIVED

2008 AUG 11 P 2:54

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

[redacted]

08004252

Fax: +12027729207

Date: 11.08.2008

From: Liberty International PLC

Headline: Block listing Interim Review

SUPPL

PROCESSED
AUG 13 2008
THOMSON REUTERS

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

dw 8/12

Block listing Interim Review

BLOCK LISTING SIX MONTHLY RETURN

Information provided on this form must be typed or printed electronically.

To: The FSA

Date: 11 August 2008

Name of applicant:		Liberty International PLC		
Name of scheme:		Conversion of 3.95% Convertible Bonds Due 2010		
Period of return:	From:	11 February 2008	To:	11 August 2008
Balance under scheme from previous return:		910,625 Ordinary Shares of 50p each		
The amount by which the block scheme has been increased, if the scheme has been increased since the date of the last return:		Nil		
Number of securities issued/allotted under scheme during period:		Nil		
Balance under scheme not yet issued/allotted at end of period		910,625 Ordinary Shares of 50p each		
Number and class of securities originally listed and the date of admission		500,000 Ordinary Shares of 50p each - 25 June 2004 16,500,000 Ordinary Shares of 50p each - 22 Dec 2005 (0-683-434) (GB0006834344)		
Total number of securities in issue at the end of the period		361,722,673 Ordinary Shares of 50p each (including 1,050,000 shares held as treasury shares)		

Name of contact:	Ruth Pavey
Address of contact:	40 Broadway, London SW1H 0BT

Telephone number of contact:	020 7887 7108

SIGNED BY Ruth Pavey, Assistant Company Secretary
Director/company secretary/suitably experienced employee/duly authorised officer,
for and on behalf of

Liberty International PLC
Name of applicant

If you knowingly or recklessly give false or misleading information you may be liable to prosecution.

---END OF MESSAGE---

Fax

LIBERTY INTERNATIONAL

RECEIVED

2008 AUG 11 P 2:-3

Direct Line: 020 7960 1235
Direct Fax: 020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	6 August 2008
Pages:	46		
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

Please find attached an announcement that was made on the London Stock Exchange today.

Regards,

SUPPL

Ruth Pavey
Assistant Company Secretary

LIBERTY
INTERNATIONAL

RECEIVED

2008 AUG 11 P 2:-3

August 6, 2008

Securities and Exchange Commission
Judiciary Plaza
450 Fifth Street, NW
Washington, DC 20549

Re: Liberty International PLC
Exemption Pursuant to Rule 12g3-2(b) Under the Securities Exchange Act of 1934
File No. 82-34722

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the document: "Interim Report for the half year ended 30 June 2008".

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Ruth Pavey at +44 (0) 20 7887 7108.

Yours faithfully,

Ruth Pavey
Assistant Company Secretary
Fax: +44 (0) 20 7887 0001
Enclosures

cc: Susan Folger, Liberty International PLC
William H. Gump, Esq.

PRESS RELEASE

RECEIVED
2008 AUG 11 P 2:[illegible]3
[illegible]

LIBERTY
INTERNATIONAL

6 August 2008

LIBERTY INTERNATIONAL PLC

INTERIM REPORT FOR THE HALF YEAR ENDED 30 JUNE 2008

Attached is the interim report for the half year ended 30 June 2008:

Enquiries:

Liberty International PLC:

David Fischel	Chief Executive	+44 (0)20 7960 1207
Ian Durant	Finance Director	+44 (0)20 7960 1210
Kate Bowyer	Investor Relations	+44 (0)20 7960 1250

Public relations:

UK:	Michael Sandler, Hudson Sandler	+44 (0)20 7796 4133
SA:	Nicholas Williams, College Hill Associates	+27 (0)11 447 3030

Following changes in the UK company disclosure regulations, Liberty International is no longer obliged to send half yearly accounts to shareholders. In the interests of economy, Liberty International will not be producing and distributing a 2008 Interim Report. A copy of this press release is available for download from our website at www.liberty-international.co.uk, and hard copies can be requested via the website or by contacting the company (email feedback@lib-int.com or telephone +44 (0)20 7960 1406).

A presentation to analysts and investors will take place at UBS, 1 Finsbury Avenue, London EC2 at 9:30 am on 6 August 2008.

HIGHLIGHTS

Patrick Burgess, Chairman, commented as follows:

"Reflecting the defensive nature of Liberty International's assets, the valuation outcome for the last twelve months since the market peak has considerably outperformed the benchmark IPD index, though we have recorded a further 7.4 per cent fall in investment property valuations in the first half of 2008. The values of our Central London assets have held up particularly well. The fall in values has been almost entirely driven by yield shift rather than changes in rental values. Net asset value per share has declined from 1264p to 1095p.

Liberty International has continued to demonstrate its resilience based upon our quality assets, sound financial structure and active asset management approach, notwithstanding that the first half of 2008 has been a difficult period for the UK property sector. We are confident that with our firm foundation we can meet the challenges and plan for the opportunities which current market conditions will provide.

The property cycle has to run its course with excesses of the boom years to be purged from the system. Property values are unlikely to recover until stability returns to the banking sector and therefore we consider the process of falling property values is not yet complete. However, the outperformance of prime assets against secondary should continue, with rental levels likely to become an increasingly important factor in valuation performance. We also expect a period of weak consumer spending given current confidence levels.

However, occupancy levels at our UK shopping centres have remained high; we have continued to achieve new lettings both for our developments and completed assets; our programme of disposals of non-core assets which started once we achieved REIT status in January 2007 has continued successfully and now generated over £500 million of inflows; our financial position is strong with a 46 per cent debt to assets ratio and £478 million of cash and committed facilities; we have made good progress with our committed development programme which is based on a small number of prime projects and modest in size; we have a pipeline of attractive projects which can be brought forward when market conditions are suitable; and we have substantially strengthened and deepened our pool of management talent over the last two years.

Underlying profits for the period, excluding valuation items, were held back by a prudential approach to bad debts and lease incentive write-offs and by interest and administration expenses linked to development activities and recent investments. As we consider these factors will not hinder our long term progress, the directors have declared an unchanged interim dividend of 16.5p per share."

6 August 2008

HIGHLIGHTS OF SIX MONTH PERIOD ENDED 30 JUNE 2008

- Occupancy levels at Capital Shopping Centres' UK regional shopping centres have remained high at 98.7 per cent but like-for-like income growth impacted by an increase of £4.5 million in bad debt provisions and associated lease incentive write-offs related to tenants in administration.
- Underlying profit before tax excluding valuation and exceptional items reduced from £69 million to £57 million reflecting bad debts, interest charge on recent investments in Earls Court and Olympia and overseas, and administration expenses on development activities and internal reorganisation.
- Interim dividend unchanged at 16.5p per share
- Valuation outcome – six monthly comparison

	Six months ended 30 June 2008	Six months ended 31 December 2007	Six months ended 30 June 2007
– UK regional shopping centres	-7.6%	-6.5%	+2.6%
– UK non-shopping centre properties	-5.5%	-3.4%	+3.2%
– USA	-0.8%	+2.7%	+3.8%
– Total	-7.4%	-6.1%	+2.6%

The valuation outcome for the period mostly reflected changes in yields with a 0.7 per cent increase in the estimated rental values of UK regional shopping centres.

- Valuations have outperformed comparable IPD capital returns (IPD UK monthly property index) which are as follows:

	Six months ended 30 June 2008	Six months ended 31 December 2007
– All Property	-8.6%	-11.7%
– Retail	-9.0%	-12.4%

- Change in valuation yields as follows:

	Nominal Equivalent Yields			
	30 June 2008	31 March 2008	31 December 2007	30 June 2007
– UK regional shopping centres	5.51%	5.34%	5.07%	4.77%
– UK non-shopping centre properties	5.25%	5.23%	5.18%	4.95%

- Continuation of successful disposal programme of non-core assets since becoming a REIT in January 2007.
  - Disposals of £196 million at £4 million below 31 December 2007 book values (2007 – disposals of £340 million at £37 million surplus over 31 December 2006 book values; also, CSC's interest in MetroCentre, Gateshead reduced by 40 per cent for £426 million consideration, a £16 million surplus).
- Progress with current development programme, based on a small number of prime projects and of modest size relative to the overall business.
  - Expenditure to complete committed development programme around £283 million including St David's 2, Cardiff opening Autumn 2009 and Eldon Square South, Newcastle opening Spring 2010
  - Westgate, Oxford development on hold

- Robust financial position
  - 46 per cent debt to assets ratio
  - over £478 million cash and undrawn committed facilities
  - no significant debt maturities before 2011
  - debt mostly fixed-rate and asset-specific

- Income Statement prepared under International Financial Reporting Standards ("IFRS") reflects loss for the six month period of £458 million after including £639 million deficit on property revaluations and £140 million valuation surplus on derivative financial instruments.

- Total return for the six month period ended 30 June 2008* of minus 11.9 per cent with net asset value per share (diluted, adjusted) reduced from 1264p to 1095p. Total return for year ended 30 June 2008* of minus 18.4 per cent.

* Dividend income and change in net asset value per share (diluted, adjusted).

FINANCIAL HIGHLIGHTS

	Six months ended 30 June 2008	Restated*** Six months ended 30 June 2007	Year ended 31 December 2007
Net rental income	£194m	£179m	£374m
Profit before tax (underlying*)	£57m	£69m	£129m
(Deficit)/gain on revaluation and sale of investment and development property	£(639)m	£233m	£(279)m
(Loss)/profit before tax	£(458)m	£552m	£(125)m
Total properties	£7,987m	£8,608m	£8,666m
Net debt	£3,740m	£3,148m	£3,668m
Net assets (diluted, adjusted)	£4,122m	£5,226m	£4,757m
Basic (loss)/earnings per share	(117.9)p	138.0p	(29.0)p
Adjusted earnings per share	13.9p	18.8p	36.0p
Dividend per share	16.5p	16.5p	34.1p
Net assets per share (diluted, adjusted)**	1095p	1385p	1264p

* Before property trading, valuation and exceptional items

** Net assets per share (diluted, adjusted) would increase by 95p per share to 1190p at 30 June 2008 (30 June 2007 – by 101p to 1486p, 31 December 2007 – 104p to 1368p) if adjusted for notional acquisition costs amounting to £360 million (30 June 2007 – £370 million, 31 December 2007 – £390 million)

*** Restated numbers for six months ended 30 June 2007 now include 100 per cent of MetroCentre, Gateshead rather than the 60 per cent previously reported – see note 1 to the 30 June 2008 condensed set of financial statements.

Note 17 to the 30 June 2008 condensed set of financial statements sets out full details and calculations of basic and adjusted earnings per share and net assets (diluted, adjusted).

BACKGROUND ON LIBERTY INTERNATIONAL

LIBERTY INTERNATIONAL PLC is one of the UK's largest listed property companies and a constituent of the FTSE-100 Index of the UK's leading listed companies. Liberty International converted into a UK Real Estate Investment Trust (REIT) on 1 January 2007.

Liberty International owns 100 per cent of Capital Shopping Centres ("CSC"), the premier UK regional shopping centre business, and of Capital & Counties, a retail and commercial property investment and development company.

At 30 June 2008, Liberty International held £8.0 billion of total properties of which UK regional shopping centres comprised 75 per cent and retail property in aggregate 88 per cent. Shareholders' funds (diluted, adjusted) amounted to £4.1 billion. Assets of the group under control or joint control amounted to £10.5 billion at that date.

CAPITAL SHOPPING CENTRES has interests in 14 UK regional shopping centres amounting to 12.6 million sq.ft. in aggregate including 8 of the UK's top 21 regional shopping centres with a market value of £6.0 billion at 30 June 2008. CSC's largest centres are Lakeside, Thurrock; MetroCentre, Gateshead; Braehead, Renfrew, Glasgow; The Harlequin, Watford; and Manchester Arndale. In addition, CSC has major development projects in progress in Cardiff and Newcastle.

CAPITAL & COUNTIES owned assets of £1.9 billion at 30 June 2008 amounting to 7.4 million sq.ft. in aggregate. Capital & Counties had £632 million invested in the Covent Garden area including the historic Covent Garden Market, and £347 million in Central London, primarily through the Great Capital Partnership, a joint venture with Great Portland Estates plc. Capital & Counties acquired 50 per cent of EC&O Venues (Earls Court and Olympia Group) in 2007 for a sum that valued the assets at approximately £375 million. In addition, Capital & Counties had interests in the USA amounting to £377 million (2.6 million sq.ft.), predominantly comprising retail assets in California, including the 850,000 sq.ft. Serramonte Shopping Centre, Daly City, San Francisco.

DIVIDENDS

The Directors of Liberty International PLC have announced an interim dividend per ordinary share (ISIN GB0006834344) of 16.5p (2007 – 16.5p) payable on 16 September 2008 (see salient dates below). This dividend will be paid totally as a Property Income Distribution ("PID") and will be wholly subject to a 20% withholding tax unless exemptions apply (please refer to the PID SPECIAL NOTE below).

Dates

The following are the salient dates for the payment of the interim dividend:

Thursday, 14 August 2008	Sterling/Rand exchange rate struck.
Friday, 15 August 2008	Sterling/Rand exchange rate and dividend amount in SA currency announced.
Monday, 25 August 2008	Ordinary shares listed ex-dividend on the JSE, Johannesburg
Wednesday, 27 August 2008	Ordinary shares listed ex-dividend on the London Stock Exchange.
Friday, 29 August 2008	Record date for interim dividend in London and Johannesburg.
Friday, 29 August 2008	*UK shareholders only*: Last date for receipt of Tax Exemption Declaration forms to permit dividends to be paid gross.
Tuesday, 16 September 2008	**Dividend payment day for shareholders** (Note: Payment to ADR holders will be made on 26 September 2008).

South African shareholders should note that, in accordance with the requirements of Strate, the last day to trade cum-dividend will be Friday, 22 August 2008 and that no dematerialisation or rematerialisation of shares will be possible from Monday, 25 August to Friday, 29 August 2008 inclusive.
No transfers between the UK and South African registers may take place from Thursday, 14 August to Sunday, 31 August 2008 inclusive.

PID SPECIAL NOTE:
UK shareholders: For those who are eligible for exemption from the 20% withholding tax **and have not previously registered for exemption**, an HM Revenue & Customs ("HMRC") Tax Exemption Declaration is available for download from the "Investors" section of the Liberty International website (www.liberty-international.co.uk), or on request from our UK registrars, Capita Registrars, or HMRC. Validly completed forms must be received by Capita Registrars no later than the Record Date, Friday, 29 August 2008, otherwise the dividend will be paid after deduction of tax.

South African and other non-UK shareholders: South African shareholders may apply to HMRC after payment of the dividend for a refund of the difference between the 20% withholding tax and the UK/South African double taxation treaty rate of 15%. Other non-UK shareholders may be able to make similar claims. Refund application forms for all non-UK shareholders are available for download from the "Investors" section of the Liberty International website (www.liberty-international.co.uk), or on request from our SA registrars, Computershare, or HMRC. Refunds are not claimable from Liberty International, the South African Revenue Service or other national authorities, only from the UK's HMRC.
For South African shareholders, a helpline for questions relating to the withholding tax is available until 30 November 2008 on 0800 006 497 (+27 11 870 8218 if calling from outside South Africa). Calls from within South Africa are toll-free.

The above does not constitute advice and shareholders should seek their own professional guidance. Liberty International does not accept liability for any loss suffered arising from reliance on the above.

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES

	Market value		Revaluation deficit		Net rental income		
	31 December 2007 £m	30 June 2008 £m	£m	(Decrease)	30 June 2007 £m	30 June 2008 £m	Increase/ (Decrease)
UK regional shopping centres							
Lakeside, Thurrock	1,247.9	1,162.7	(84.5)	(6.8)%			
MetroCentre, Gateshead	1,010.0	937.5	(75.1)	(7.5)%			
Braehead, Glasgow	730.3	671.6	(63.4)	(8.7)%			
The Harlequin, Watford	506.2	460.5	(45.0)	(8.9)%			
Victoria Centre, Nottingham	444.8	425.7	(19.3)	(4.4)%			
Arndale, Manchester	418.5	384.5	(34.8)	(8.1)%			
Chapelfield, Norwich	324.5	295.6	(25.5)	(8.1)%			
Cribbs Causeway, Bristol	296.3	277.2	(20.0)	(6.7)%			
The Potteries, Stoke-on-Trent	278.3	261.0	(17.5)	(6.3)%			
The Chimes, Uxbridge	261.8	245.6	(16.3)	(6.3)%			
The Glades, Bromley	257.2	234.3	(24.2)	(9.0)%			
St David's, Cardiff	101.2	91.7	(12.4)	(11.9)%			
Xscape, Braehead	39.8	36.8	(4.3)	(11.9)%			
Like-for-like capital and income	5,916.8	5,484.7	(442.3)	(7.5)%	134.2	130.8	(2.5)%
Metro Retail Park	77.0	63.7	(13.3)	(17.3)%			
Eldon Square, Newcastle upon Tyne	258.0	250.1	(20.8)	(7.7)%			
Like-for-like capital	6,251.8	5,798.5	(476.4)	(7.6)%	139.1	138.2	(0.6)%
Redevelopments and developments	229.3	229.2	(42.5)	(15.7)%	2.0	1.9	
Total UK regional shopping centres	6,481.1	6,027.7	(518.9)	(7.9)%	141.1	140.1	(0.7)%
UK non-shopping centre properties							
Like-for-like capital and income	591.2	555.6	(41.1)	(7.0)%	13.0	11.5	(11.5)%
Like-for-like capital only	870.5	857.7	(41.0)	(4.5)%	3.0	29.9	
Like-for-like capital	1,461.7	1,413.3	(82.1)	(5.5)%	16.0	41.4	
Acquisitions	–	31.1	(3.8)	(11.0)%	–	0.5	
Redevelopments and developments	115.8	111.3	(26.5)	(18.8)%	1.3	(0.1)	
Disposals	195.5	–	–		10.3	2.6	
Total UK non-shopping centre properties	1,773.0	1,555.7	(112.4)	(6.7)%	27.6	44.4	60.9%
US properties*							
Like-for-like capital and income	373.8	370.0	(3.1)	(0.8)%	10.1	9.5	(3.6)%
Like-for-like capital only	7.0	6.9	(0.1)	(0.7)%	–	0.2	
Total US properties	380.8	376.9	(3.2)	(0.8)%	10.1	9.7	(4.0)%
Total investment properties	8,634.9	7,960.3	(634.5)	(7.4)%	178.8	194.2	8.6%

*Like-for-like percentage changes are in local currency

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

Property analysis by use and type

	Market value 31 December 2007 £m	Market value 30 June 2008 £m	% of total properties	Passing rent £m	ERV £m	Net rental income £m	Revaluation deficit Increase/ (Decrease)
Regional shopping centres and other retail							
UK regional shopping centres	6,481.1	6,027.7	75.7%	286.3	348.8	140.1	(7.9)%
UK other retail	807.7	733.0	9.2%	32.4	43.6	12.9	(5.4)%
US regional shopping centres	138.6	133.8	1.7%	6.9	10.1	3.4	(2.2)%
US other retail	130.0	130.2	1.6%	7.7	8.5	3.2	(0.4)%
Total regional shopping centres and other retail	7,557.4	7,024.7	88.2%	333.3	411.0	159.6	(7.5)%
Office							
UK business space	583.8	442.4	5.6%	19.2	32.5	12.9	(8.8)%
US business space	78.6	80.0	1.0%	7.1	7.7	2.5	1.7%
Total office	662.4	522.4	6.6%	26.3	40.2	15.4	(7.3)%
Exhibition							
UK Exhibition	381.4	380.3	4.8%	–	–	18.6	(5.7)%
Residential							
US residential	33.7	32.9	0.4%	1.6	1.6	0.6	(2.2)%
Total investment properties	8,634.9	7,960.3	100.0%	361.2	452.8	194.2	(7.4)%

Analysis of UK non-shopping centres and US properties by location and type

	Market value 31 December 2007 £m	Market value 30 June 2008 £m	Revaluation deficit 30 June 2008 £m	Revaluation deficit Increase/ (decrease)	Net rental income 30 June 2007 £m	Net rental income 30 June 2008 £m
UK non-shopping centre properties						
Capco Covent Garden	663.6	631.7	(33.5)	(5.0)%	11.3	12.7
Capco Earls Court	381.4	380.3	(23.0)	(5.7)%	–	18.6
Capco London (inc. Great Capital Partnership)	353.2	346.6	(21.9)	(5.8)%	6.9	6.7
Capco Opportunities	220.5	79.7	(12.6)	(14.3)%	5.9	4.4
Capco Urban	154.3	117.4	(21.4)	(15.6)%	3.5	2.0
Total UK non-shopping centre properties	1,773.0	1,555.7	(112.4)	(6.7)%	27.6	44.4
US properties						
US retail	268.6	264.0	(3.7)	(1.4)%	7.4	6.6
US business space	78.6	80.0	1.3	1.7%	2.1	2.5
US residential	33.6	32.9	(0.8)	(2.2)%	0.6	0.6
Total US properties	380.8	376.9	(3.2)	(0.8)%	10.1	9.7
	2,153.8	1,932.6	(115.6)	(5.6)%	37.7	54.1

SUMMARY OF INVESTMENT AND DEVELOPMENT PROPERTIES (Continued)

UK investment property valuation data

	Market value 30 June 2008 £m	Nominal equivalent yield 31 December 2007	Nominal equivalent yield 30 June 2008	Initial yield 30 June 2008	Net rental income 30 June 2008 £m	ERV 30 June 2008 £m
UK regional shopping centres						
Lakeside, Thurrock	1,162.7	4.90%	5.30%	5.02%		
MetroCentre, Gateshead (including Retail Park)	1,001.2	5.03%	5.44%	5.16%		
Braehead, Glasgow	671.6	5.02%	5.42%	4.52%		
The Harlequin, Watford	460.5	4.95%	5.45%	4.92%		
Victoria Centre, Nottingham	425.7	5.00%	5.35%	5.14%		
Arndale, Manchester	384.5	5.13%	5.52%	4.72%		
Chapelfield, Norwich	295.6	5.20%	5.70%	5.16%		
Cribbs Causeway, Bristol	277.2	5.06%	5.40%	4.94%		
The Potteries, Stoke-on-Trent	261.0	5.50%	6.00%	5.50%		
Eldon Square, Newcastle upon Tyne	250.1	5.24%	5.75%	3.57%		
The Chimes, Uxbridge	245.6	5.35%	5.80%	5.77%		
The Glades, Bromley	234.3	5.40%	6.00%	5.20%		
St. David's, Cardiff	91.7	5.26%	5.96%	5.32%		
Xscape, Braehead	36.8	6.21%	6.74%	3.66%		
Like-for-like capital	5,798.5	5.08%	5.51%	4.98%	138.2	343.6
Other	229.2				1.9	5.2
Total UK regional shopping centres	6,027.7				140.1	348.8
UK non-shopping centre properties						
Capco Covent Garden	631.7	4.63%	4.75%	4.35%		
Capco London (inc. Great Capital Partnership)	298.0	5.68%	5.72%	4.67%		
Capco Opportunities	53.9	6.56%	7.58%	7.24%		
Capco Urban	71.0	5.57%	5.91%	5.86%		
	1,054.6	5.09%	5.25%	4.69%	23.0	64.4
Exhibition	358.8				18.4	
Like-for-like capital	1,413.4				41.4	64.4
Exhibition – Acquisitions	21.5				0.2	
Other	120.8				2.8	11.7
Total UK non-shopping centre properties	1,555.7				44.4	76.1

Glossary

ERV (Estimated Rental Value)
The external valuers' estimates of the group's share of the current annual market rent of all lettable space net of any non-recoverable charges, before bad debt provision and adjustments to comply with International Accounting Standards regarding tenant lease incentives.

Like-for-like capital and income
The category of investment properties which have been owned throughout both periods without significant capital expenditure in either period, so both income and capital can be compared on a like-for-like basis.

Like-for-like capital
The category of investment properties which includes like-for-like income properties, plus those which have been owned throughout the current period but not the whole of the prior period, without significant capital expenditure in the current period, so capital values but not income can be compared on a like-for-like basis.

Net rental income
The group's share of net rents receivable as shown in the Income Statement, having taken due account of non-recoverable charges, bad debt provisions and adjustments to comply with International Accounting Standards regarding tenant lease incentives.

Nominal equivalent yield
Effective annual yield to a purchaser from the assets individually at market value after taking account of notional acquisition costs but assuming rent is receivable annually in arrears rather than reflecting the actual rental cash flows.

Passing Rent
The group's share of contracted annual rents receivable at the balance sheet date. This takes no account of accounting adjustments made in respect of rent free periods or tenant incentives, the reclassification of certain lease payments as finance charges or any irrecoverable costs and expenses, and does not include excess turnover rent, additional rent in respect of unsettled rent reviews or sundry income such as from car parks etc.

Initial Yield
Annualised net rents on investment properties expressed as a percentage of the market value.

OPERATING AND FINANCIAL REVIEW

OPERATING REVIEW

Introduction

Although the first half of 2008 was a difficult period for the UK property sector, Liberty International has continued to demonstrate its resilience based upon our quality assets, sound financial structure and active asset management approach.

The period can be summarised as follows:

- Further falls in investment property valuations, but outperforming the benchmark IPD index levels, reflecting the defensive nature of our assets.
- Occupancy levels at our UK shopping centres have remained high.
- We have continued to achieve new lettings both for our developments and completed assets.
- Our programme of disposals of non-core assets which started once we achieved REIT status in January 2007 has generated further significant cash inflows in the first half of 2008.
- We have repurchased £110 million of CSC commercial mortgage backed securities at attractive levels, recording a substantial exceptional profit of £13 million.
- Our development programme, which is based on a small number of prime projects and of modest size relative to the overall business, has progressed very satisfactorily.
- We have continued to invest in active asset management opportunities and have a pipeline of attractive projects which can be brought forward when market conditions are suitable.
- Our financial position remains strong with a 46 per cent debt to assets ratio and £478 million of cash and committed facilities.
- We have continued the programme of the last two years of substantially strengthening and deepening our pool of management talent.

In terms of results:

- Investment property values, which had fallen from their peak at 30 June 2007 by 6.1 per cent in the second half of 2007, fell by a further 7.4 per cent in the first half of 2008, reducing our net asset value per share to 1095p.
- Underlying profits, before valuation and exceptional items, reduced from £69 million in the first half of 2007 to £57 million in the first half of 2008, reflecting, as fully described in the Financial Review, prudent bad debt and associated lease incentive write-offs, an increased interest charge from the promising recent investments in Earls Court and Olympia and overseas, and increased administration expenses relating to development activities and internal reorganisation.
- Total return, in terms of dividend and change in net asset value per share, amounted to minus 11.9 per cent and minus 18.4 per cent for the six months and year respectively ended 30 June 2008.

The directors have resolved to pay an unchanged interim dividend of 16.5p per share. This dividend as in 2007 will be paid entirely as a Property Income Distribution ('PID') with the non-PID element of the year's dividend attached to the final dividend. Liberty International has always pursued a progressive dividend policy, distributing substantially all of the group's recurring income. We have shown consistent growth over a long period from 4.5p per share in 1985 to 34.1p per share in 2007. The final dividend will be determined in February 2009 when the full year's results are reported taking into account the performance for the full year and market conditions and prospects at that date.

Property market conditions

External factors have generally been more negative:

- The credit crisis has continued to widen in impact with the banking sectors in the UK and USA under extreme pressure.

- The general availability of finance for UK commercial property has therefore further diminished.

- UK property values have fallen sharply for twelve months with a record 19.3 per cent drop in capital values for the year ended 30 June 2008 indicated by the IPD UK monthly property index.

- UK stockmarket sentiment has been poor with the FTSE banking, property and retail sectors at 30 June 2008 respectively 46 per cent, 52 per cent and 53 per cent off 2007 highs.

- At the consumer level, disposable incomes are under pressure as the inflation rate has exceeded average earnings growth, with highly visible increases in food and fuel costs.

- The UK housing market has noticeably weakened.

- As a result, and despite no significant rise yet in unemployment, consumer confidence levels fell to all time lows at 30 June 2008 (measured at 61 compared with 93 at 31 December 2007 according to the Nationwide/TNS index where above 100 is optimistic and below 100 is pessimistic).

However, UK retail sales for the first six months of 2008 as measured by ONS proved rather more resilient than might have been expected from market sentiment and consumer confidence indices with an increase in total sales by value comparing the first six months of 2008 and 2007 of 4.6 per cent, with non-food, the category in which Liberty International is primarily interested, at 2.7 per cent.

The interest rate climate has been mixed. UK base rate declined in 2008 from 5.50 per cent to 5.0 per cent, with inflationary pressures needing to subside before further reductions can be expected. Year on year inflation, as measured by the retail price index, increased to 4.6 per cent at 30 June 2008. The five year sterling interest rate swap, an important measure for the UK property industry, increased substantially in the six month period, mostly in the second quarter, from 5.08 per cent to 6.07 per cent although it has subsequently reduced to around 5.5 per cent.

Valuations

Commercial property valuations have now been falling for twelve months since the middle of 2007.

Prime regional shopping centres such as those owned by CSC have historically exhibited relatively low volatility in capital values compared with other sectors and, as expected, have outperformed in a falling market.

To date, the fall in values has been almost entirely driven by yield shift rather than changes in rental values.

In the case of CSC, the overall fall of 7.6 per cent in the six month period was 8.3 per cent attributable to the nominal equivalent yields increasing from 5.08 per cent to 5.51 per cent offset by a 0.7 per cent increase in rental values.

Encouragingly, the high quality Central London and US assets of Capital & Counties have also performed relatively strongly in the last year.

In the view of the directors of Liberty International, further upward movement in valuation yields may well be experienced but the relative outperformance of prime assets against secondary should continue. In addition, rental levels are likely to become an increasingly important factor in valuation performance once the major part of the correction in yields has taken effect.

Percentage falls of Liberty International's completed investment properties on a like-for-like basis were as follows:

	6 months ended 30 June 2008	3 months ended 30 June 2008	3 months ended 31 March 2008	6 months ended 31 December 2007
UK regional shopping centres	- 7.6%	-3.1%	- 4.5%	-6.5%
Other UK	- 5.5%	-3.5%	- 2.0%	-3.4%
USA	- 0.8%	-0.4%	- 0.4%	+2.7%
Total *	- 7.4%	-3.4%	-4.0%	-6.1%

* including all investment properties and developments

These valuation falls compare favourably with the comparable capital returns reported by the IPD UK monthly property index:

	6 months ended 30 June 2008	6 months ended 31 December 2007
All Property	-8.6%	-11.7%
Retail	-9.0%	-12.4%

Details of the valuations are set out in the Summary of Investment and Development Properties in the Interim Report.

Capital Shopping Centres ('CSC')

UK regional shopping centres comprise some 75 per cent of our overall business with £6.0 billion of investment properties at 30 June 2008.

Continued high occupancy levels, asset performance relative to IPD and progress with value-adding opportunities bear out the resilience of the business. CSC's centres are focussed on providing variety, diversity and volume of shops in a single location containing the most attractive flagship and department stores, offering the best services and providing a safe, stress-free, and rewarding shopping experience.

Key measures of performance are as follows:

- Occupancy at 30 June 2008 was 98.7 per cent (31 March 2008 – 98.5 per cent, 31 December 2007 – 98.7 per cent). Included in this percentage at 30 June 2008 were 62 tenancies in administration amounting to 3 per cent of CSC's rent roll, approximately £10 million per annum. 45 of these units were still trading at 30 June 2008. We have fully provided in the second quarter against outstanding debts and lease incentive carry forwards for these units.

- Like-for-like net rental income reduced by 2.6 per cent but, adjusting for the above provisions, the underlying increase amounted to 3.1 per cent.

- Rental levels at our centres are generally unchanged with the estimated rental value according to CSC's valuers increased by 0.7 per cent in 2008. Prime rental levels have not increased since March 2008 but management have focussed on confirming prime rental levels and achieving positive movement in secondary locations.

- At our completed centres, we have achieved 35 new lettings and 15 assignments in the period that have resulted in 45 fascia changes (2.3 per cent of total retail units) refreshing the retail offer for our shoppers, and increasing aggregate rent by £0.8 million per annum (2007 – 138 tenancy changes increasing annual rents by £7 million).

- Strategies to maximise opportunities from both rent reviews and lease expiries are planned several years in advance and are currently underway.

  15 per cent of income, equating to 16 per cent of total retail units, is due for review this year, primarily at The Mall, Cribbs Causeway. Settlements are progressing steadily in line with our expectations.

  Oppor tunities to add value through rent reviews next year and in 2010 amount to 17 per cent and 27 per cent respectively of rental income. The main review cycle next year is at Braehead, Renfrew, Glasgow and in 2010 at Chapelfield, Norwich and Lakeside.

  Lease expiries also provide oppor tunities to refresh the retail offer and add value.

  Around one -third of CSC's income is secured for ten years or more with 23 per cent maturing within the next five years, particularly at Metrocentre which reaches its 25th anniversary in 2011.

- Footfall and car parking for the six months was on a par with last year with no trends emerging between in-town or out-of-town centres or geographically.

- Comparing the first half of 2008 with 2007, retail sales figures in our centres not impacted by significant development broadly reflect ONS non-food retail performance trends. However, individual retailer performance remains variable, with market conditions widening the disparity between winners and losers.

  We have relatively little exposure in our prime regional shopping centres to the most difficult sectors of the retail market, particularly big ticket items, bulky goods and the household goods sector.

- Our retailer tenant mix is diverse. The top 20 tenants account for 42 per cent of CSC's rent roll and all possess strong or good covenants. National or international multiple retailers represent over 90 per cent of the rent roll.

Active management is at the heart of our business with two projects completed in the period.

- St. George's Way, Eldon Square, Newcastle, a new mall, previously the old bus station, opened in February and provides 48,000 sq.ft. of additional retail space, 84 per cent committed by income, 93 per cent by floor area; lettings include Waitrose, Argos and Boots.

- The 50,000 sq.ft. project to remodel the High Street entrance of The Glades, Bromley, opened for trade in May. The new retail space is 93 per cent committed by income with the remaining 7 per cent in negotiation and has been let to first rate retailers such as H&M, Mango and Body Shop, providing their best concept stores.

The £45 million remodelling of the Yellow and Blue Quadrants at MetroCentre commenced on site in May to upgrade leisure and catering facilities including a new state of the art cinema, family entertainment centre and restaurants. 49 per cent of the anticipated income is committed, 57 per cent by floor area. The first phase will open in Autumn next year and the second phase in Autumn 2010.

Several projects are underway at our other centres including the refurbishment and tenant mix repositioning of the retail park at Cribbs Causeway. We are also remodelling the food court in the shopping centre to provide eight new restaurants, five of which are committed with the remaining three in negotiation.

We are continually looking to upgrade and refresh our centres to provide the optimum shopping environments for our retailers and to be the most compelling destinations of choice for our shoppers. Value enhancing projects are underway or at design or feasibility stage at most of our shopping centres which can be brought forward at the appropriate time.

Capital & Counties

We reported the completion in 2007 of the realignment of Capital & Counties into large focussed business units with an emphasis on Central London, where we now have investments of £1.35 billion out of an overall £1.95 billion. In the first half of 2008, we made firm progress across our business units, actioning individual operating plans and disposing of non-core assets.

Our focus on prime investment properties has resulted in a relatively modest reduction in values on retained investment properties of 5.5 per cent in the UK and 0.8 per cent in the USA.

Changes in total investment properties at fair value are set out below:

	£m
31 December 2007	2,157
Purchases	92
Disposals	(198)
Valuation deficit	(116)
30 June 2008	1,935

Net rental income amounted to £54 million in the six month period, a 44 per cent increase on the first half of 2007.

We achieved disposals of £198 million in the six months ended 30 June 2008. Since the beginning of 2007, the Capital & Counties disposal strategy has generated over £500 million with a total surplus attributable to Liberty International against book values of over £30 million. In addition to this, we have contracted to sell Broad Gate, Leeds on its completion for £69 million which has not yet been reflected in the financial statements.

At Covent Garden, we received support from key stakeholders for our enhancement strategy and our vision to position Covent Garden as a world class district has been welcomed by target retail brands. Tenant engineering has commenced in earnest and we expect to welcome high end brands into the established mix. Selective enhancement and refurbishment work has commenced with planning applications made, most notably for Bedford Chambers which is contracted to a major global retailer. Marketing and rebranding drove higher customer visits of approximately 45 million per annum with average dwell time extended by 30 minutes to 2.5 hours.

The Great Capital Partnership has continued to benefit from its concentration in Central London with only a 5.7 per cent fall in values during the period. The Partnership undertook two significant transactions in the period, a major property swap transaction with the Crown Estate involving 580,000 sq.ft. of property in Central London with an aggregate value as at 31 December 2007 of £358 million, and a major financing of the partnership comprising a £225 million credit facility. Although headline rents in the West End will undoubtedly come under pressure, the GCP portfolio with an average rent of £34 psf is considered reversionary and its focus on prime properties with added value potential will prove of benefit.

We have made good progress with our plans for Earls Court and Olympia underpinned by a solid operating performance from the exhibition business and are in the process of agreeing a vision with adjacent landowners, TfL and London Borough of Hammersmith and Fulham for a major integrated mixed use development around Earls Court.

We have merged the Capco Urban business unit with the development function of CSC to create two business units, Liberty International Developments and Liberty International Project Management Services, which will oversee and implement large scale development projects on behalf of the entire group.

Capco Opportunities has focussed on the identification of high yield indirect investments, with £42 million of such investments made in the period, aiming to take advantage of the dislocation in the structured debt markets which has resulted in debt linked to high quality assets trading at abnormally high yields.

Our international activities, managed through Capco International, have performed to expectation. Our assets in California have remained robust both in terms of income and value. In India our joint venture, Prozone Liberty, is working on four major shopping centre projects with the first in Aurangabad due for completion around the end of next year. These projects have attracted third party investment at levels implying significant value creation from our initial investment. In China our relationship is developing well with Harvest Capital and China Resources. Our first co-investment in Harvest Capital's fund CR1 is showing a healthy surplus.

Development projects

Our extensive portfolio of investment properties in the UK contains a number of value adding development opportunities which can be initiated when market conditions are more appropriate. At present, our cautious approach over the last few years to new development activity has resulted in limited development commitments with £283 million remaining to be spent, mostly to be completed by the end of 2009 or early 2010.

- Construction of our mixed-use joint venture project in Cardiff to add 967,500 sq.ft. of prime retail space is progressing well, with the handover of the John Lewis shell for fitting out anticipated in late Summer and centre completion in Autumn next year. Overall around 125 new shops and restaurants are being developed which, when added to the existing centre, will enlarge St. David's to one of the UK's largest city centre retail schemes at 1.4 million sq.ft.

  Letting progress is encouraging with 32 per cent of the anticipated income and 46 per cent of retail area now committed, with a further 9 per cent by income and area at advanced negotiation stage. Cardiff is a European capital city and St David's is a prime, quality centre. We are confident its strengths will continue to attract quality occupiers.

- The third and largest phase of redevelopment of Eldon Square, Newcastle providing a total of 410,000 sq.ft. of retail space commenced on site in July 2007 and is progressing well, on budget and programme for completion in Spring 2010.

  This redevelopment of the Southern part of the centre will provide 25 new retail units and a new 175,000 sq.ft. department store for Debenhams.

  To date, 71 per cent of the anticipated income is committed, 82 per cent of the floor area.

On completion, Eldon Square will comprise 1.3 million sq.ft. of retail space in the heart of Newcastle's city centre.

- Whilst we are positive about the long term prospects for Oxford as a retail destination, current market conditions do not meet our criteria for an immediate redevelopment of the Westgate Centre. We are working closely with our partners to optimise this development opportunity and will reconsider commencement when market conditions allow.

Overall prospects

The property cycle has to run its course with excesses of the boom years to be purged from the system. Property values are unlikely to recover until stability returns to the banking sector and therefore we consider the process of falling values is not yet complete. We expect a period of weak consumer spending given current confidence levels.

CSC's prime, quality assets with resilient income streams are well placed to face the current challenging economic and retail environments. We have ample opportunities within our existing portfolio to add value in both the medium and long term.

Capital & Counties is well positioned to weather the current adverse market conditions and to take full advantage of future opportunities. Our business units consist of high quality assets in excellent locations primarily in Central London.

Our management team is creative, experienced from previous downcycles and focussed on delivering value to shareholders. We are confident that with our firm foundation we can meet the challenges and plan for the opportunities which current market conditions will provide.

FINANCIAL REVIEW

Results for the half year ended 30 June 2008

The results for the half year reflect the impact of the investment property valuation, movement in the fair value of derivatives and a number of one-off charges to net rental income. On an adjusted basis, earnings per share fell compared with the first half of 2007 by 4.9 pence to 13.9 pence per share. The impact of the exhibition business of Earls Court and Olympia is summarised as follows:-

	Six Months to 30 June 2008			Six Months to 31 December 2007			Six Months to 30 June 2007
	Base £m	Exhibition £m	Total £m	Base £m	Exhibition £m	Total £m	Total £m
Net rental income	175.6	18.6	194.2	185.4	10.1	195.6	178.8
Other income	0.5	-	0.5	(1.2)	-	(1.2)	0.3
Administration expenses	(23.8)	(4.4)	(28.2)	(23.1)	(5.1)	(28.2)	(17.0)
Net interest costs	(99.0)	(10.4)	(109.4)	(98.6)	(8.8)	(107.4)	(93.1)
Underlying profit/(loss) before tax	53.3	3.8	57.1	62.5	(3.8)	58.7	69.0
Property trading profits	0.9	-	0.9	2.2	-	2.2	0.7
Tax on adjusted profit	(1.3)	(1.2)	(2.5)	(1.9)	(0.4)	(2.3)	0.1
Minority interest after tax on adjusted items	(4.0)	(1.3)	(5.3)	1.4	2.1	3.5	(1.6)
Earnings/(loss) for adjusted earnings per share	48.9	1.3	50.2	64.2	(2.1)	62.1	68.2

Basis of preparation

The comparative columns for the first half of 2007 have been restated to reflect fully consolidated accounting for the group's interest in the MetroCentre Partnership with a minority interest rather than the proportionate consolidation shown in the interim results last year. This revised treatment reflects the contractual relationship between the parties.

A 50 per cent interest in Earls Court and Olympia was acquired by the group on 24 July 2007. The results for the first half of 2008 and the second half of 2007 reflect the consolidated results of this exhibition business, including the inclusion of its overhead in the group's administration expenses and recognise a minority interest relating to the partner's share. There was no comparative in the first half of 2007.

Income statement

The group's net rental income of £194.2 million represents an 8.6 per cent increase compared to the first half of 2007. Excluding Earls Court and Olympia's £18.6 million, the group's net rental income fell by 1.8 per cent over the same period.

CSC is not immune to difficult retail market conditions and is affected by tenant defaults in the sector, but the underlying rents remain resilient. CSC's net rental income fell by 0.7 per cent and on a like-for-like basis fell by 2.5 per cent. This was impacted by a number of one-off surrender premiums received and charges relating to doubtful debts, including tenant incentives relating to tenants in administration. The impact of these can be summarised as follows:

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	
Underlying like-for-like net rental income	135.5	131.4	+3.1%
Surrender premiums received	2.3	5.4	
Bad debts written off	(2.9)	(0.5)	
Provision for doubtful debts	(1.7)	(2.1)	
Lease incentive adjustments	(2.4)	-	
Reported like-for-like net rental income	130.8	134.2	-2.5%

This demonstrates the resilience of CSC's underlying rents, reflected also in the valuer's ERV assessment at 30 June 2008 which showed an increase of 0.7 percent on a like-for-like basis.

Capital & Counties net rental income rose by 44 per cent to £54.1 million. Excluding Earl's Court and Olympia it fell by 5.8 per cent, primarily as a result of disposals. Planned activity in Covent Garden generated increased vacancy with an impact of £0.6 million and marketing costs of £0.8 million. The restructuring of the Crown Estate in the first quarter produced a reduction in net rental income from the Great Capital Partnership compared with the first half last year. As a result the like-for-like net rental income for the UK activities of Capital & Counties fell by 11.5 per cent from £13.0 million to £11.5 million.

The group's deficit on revaluation and sale of investment and development property for the half year to 30 June 2008 amounted to £638.5 million. This included a £4.0 million loss on the sale of investment properties. Together with the sale of a 70 per cent owned subsidiary, Capital Enterprise Centres, these disposals excluding the Crown Estates restructuring realised £166 million cash, loan notes or reduction in debt and removed £170 million property from the balance sheet.

The revaluation deficit reflects the continued expansion of yields which has affected property valuations since 30 June 2007. Most of the valuation movement of UK regional shopping centres in the 6 months to 30 June 2008 is estimated to have derived from a change in yields rather than rental growth. The related nominal equivalent yields were as follows:

	30 June 2008	31 March 2008	31 December 2007	30 June 2007
UK regional shopping centres	5.51%	5.34%	5.07%	4.77%
UK non-shopping centre properties	5.25%	5.23%	5.18%	4.95%

Headline administration expenses, which increased compared with the 6 months to 30 June 2007, are significantly affected by the inclusion of the results of Earls Court and Olympia for the first half year in 2008:-

	Corporate and property £m	Exhibition £m	Reported £m
6 months to 30 June 2007	17.0	-	17.0
6 months to 31 December 2007	23.1	5.1	28.2
6 months to 30 June 2008	23.8	4.4	28.2

The costs of 2008 and the second half of 2007 include a number of one-off items related to embarking on a reorganisation of the finance and IT functions. In addition, costs of £2.3 million (year ended 2007 £1.6 million) were incurred to support development initiatives in the UK, India and China. In July the group signed an agreement with BT to outsource its IT infrastructure, and will, as a consequence, record a one-off charge of £2.5 million which will be included in the second half administration cost.

The income statement reflects an impairment charge of £21.6 million relating to the goodwill associated with the Covent Garden restaurants, acquired in the last quarter of 2007. The acquisition of these restaurants provided the access to leases which will in time be reflected in the uplift of the property values. In the meantime in accordance with IAS 36, the cashflow from these units has been reviewed and the group has determined that it is not appropriate to maintain the goodwill on the balance sheet.

Net interest payable amounted to £109.4 million in the first half of 2008 (2007 £93.1 million) reflecting the increased level of debt, particularly following the Earls Court and Olympia acquisition.

The tax credit of £4.0 million for the first half of 2008 included a small charge to current tax and a deferred tax credit resulting from the property revaluation deficit.

The loss attributable to minority interests amounted to £27.5 million (30 June 2007 – profit of £4.0 million). This reflected the shares of partners in the underlying profit, principally the MetroCentre and Earls Court and Olympia, totalling £5.3 million (30 June 2007 £1.6 million) and the revaluation deficit after tax of £32.8 million (30 June 2007 gain of £2.4 million).

Balance sheet

Total equity has fallen from £4,709 million to £4,229 million (10.2 per cent) in the six months to 30 June 2008. The fall in net asset value was particularly influenced by the property revaluation, amounting to £634.5 million, offset by the change in fair value of derivative financial instruments of £140.1 million. On a diluted adjusted basis, the net asset value per share has fallen by 12 per cent from 1246p (1264p less the 2007 final dividend of 17.6p) to 1095p.

Investments comprise:

	Balance sheet value		Cost
	30 June 2008 £m	31 December 2007 £m	30 June 2008 £m
China	43.9	13.8	43.9
India	37.5	32.9	34.8
Real estate debt securities	41.5	-	41.8
Other	4.5	4.3	4.5
Total investments	127.4	51.0	125.0

The investment in China is in two US dollar-denominated Real Estate Growth Funds with real estate investments and developments in a number of locations in China. The first fund has been operational since May 2007. The group has undertaken to invest an additional $64 million (£32 million) in the second fund of which it is a sponsoring founder investor. In accordance with fund industry standard practice, the surplus of $5 million shown by the most recent valuation (31 March 2008) has not been recognised.

The investment in India comprises a 5.25 per cent holding in Provogue (a publicly listed company) and a 25 per cent interest in Prozone Liberty, a 75 per cent subsidiary of Provogue, which is developing four shopping centres. Both shareholdings are classified as "non-current asset investments" in the balance sheet. The Provogue investment is held at fair value, with changes in fair value recognised in equity. The Prozone Liberty holding is currently held at cost and, as its activities become more significant, its treatment as an associated company will be considered.

To take advantage of the dislocation in pricing on traded Commercial Mortgage-Backed Securities ("CMBS"), CapCo Opportunities acquired £51 million nominal value of third party notes for consideration of £42 million. These are almost equally split by value into "AAA" rated and "A" / "BBB" groups. The combination of yield and accretion is expected to produce a very satisfactory return taking account of the risk of loss by default. The assets are written up by way of accretion to reach par at maturity. The accretion, together with the interest receivable, is recorded in the income statement as interest receivable. The fair value adjustment is reflected by a movement in reserves. In the first half of 2008 these amounts were respectively £0.5 million and £(0.8) million.

Financial position and treasury activities

During the first half of 2008, Liberty International's net debt increased from £3,668 million to £3,740 million. Net debt comprised £3,858 million of debt and £118 million of cash, and represents a debt to assets ratio of 46 per cent (31 December 2007 42 per cent).

The weighted average maturity of the group's debt was 6.4 years and the weighted average cost of debt was 6.0 per cent, fully hedged against interest rate movements.

Liberty International has maintained a strong financial position with unutilised committed facilities at 30 June 2008 of £360 million (31 December 2007 £540 million), which combined with the cash balances of £118 million provide total liquidity of £478 million. This is in excess of commitments.

The group's debt structure remains strong and banking covenants are being met. Loans are predominantly fixed rate, asset-specific and non-recourse and there are no significant maturities before 2011. The following tables show the underlying balance sheets taking out the minorities' share of debt and IFRS adjustments for head leases split between secured and unsecured finance:

	Consolidated balance sheet £m	Minorities' share in JVs £m	Head leases £m	Underlying balance sheet £m
Investment properties	7,949	(589)	(53)	7,307
Other fixed assets	128			128
	8,077	(589)	(53)	7,435
Net debt	3,740	(312)	(53)	3,375
Debt to assets ratio	46%	53%		45%

	Underlying balance sheet £m	Secured £m	Unsecured £m
Investment properties	7,307	6,132	1,175
Other fixed assets	128	-	128
	7,435	6,132	1,303
Net debt	3,375	3,264	111
Debt to assets ratio	45%	53%	9%

The values of investment properties have fallen by 13.5 per cent, from their peak at 30 June 2007, and the loan-to-value ratio on the secured assets remains conservative at 53 per cent (31 December 2007 51 per cent).

The two principal bank covenants are loan to value and interest cover ratios on specific properties in the non-recourse secured facilities and group interest cover ratio in the unsecured facilities. The group has cure rights in the event of any covenant breach, but does not currently anticipate any such breaches. In the light of prevailing market conditions, a review of the sensitivity of downside scenarios of asset values and interest cover has been conducted, and this shows considerable further falls in property values and marked reductions in rental income would be required to trigger any default in any of the group's own facilities.

The group's net borrowing at 30 June 2008 of £3,740 million included £555 million fixed rate debt and the remainder fixed by way of derivative financial instruments.

Long term interest rates have been volatile, and rose strongly at the end of June 2008. The 10 year UK interest rate swap, a reasonable proxy for our hedging strategy, rose from 5.02 per cent at 31 December 2007 to 5.65 per cent at 30 June 2008. As a result the group recorded in its income statement a surplus of £140 million in the half year ended 30 June 2008 on revaluation of the derivative financial instruments used to fix interest rates on the group's debt.

During the first half of 2008 as part of its treasury activities, the group purchased £110.6 million nominal of CMBS relating to certain of CSC's shopping centres recording an exceptional profit of £13.2 million. The group currently holds £221.7 million CMBS relating to CSC assets, held on the group's balance sheet as a deduction from the group's debt, at par value.

The fair value of the group's fixed rate debt instruments detailed in note 15 exceeds the balance sheet value, and would, if recognised, reduce the diluted adjusted NAV per share by 11p. This, however, would be offset by an £82 million after tax surplus on derivative instruments amounting to 22 pence per share, also not recognised in diluted adjusted NAV per share of 1095p.

The CMBS related debt which amounted to £1,670 million at 30 June 2008 and which is held on the balance sheet at amortised cost, had a market value of £1,483 million. This discount is equivalent to 52 pence per share.

Share repurchases
Liberty International has shareholder approval to repurchase up to 10 per cent of its shares. Any repurchases are made selectively, taking careful account of the scale of the group's development programme and financial commitments and resources. During the first half of 2008 Liberty International bought 350,000 shares at an average price of 869 pence per share.

Tax

The group is in compliance with the conditions necessary to retain its REIT status. The group has agreed with HMRC to settle the REIT entry charge over 4 years to early 2011 which, together with imputed interest, amounts to £169 million. During the first half of 2008 the group spent £30 million cash on the REIT entry charge (year ended 31 December 2007 £16 million) and expects to pay a further £123 million. The group has, since becoming a REIT, saved tax on capital gains and rental profits covered by the REIT exemption of £114 million to 30 June. The REIT entry charge was recognised in the income statement in 2006. In the 6 months to 30 June 2008 the charge to the income statement was £1.6 million, reflecting the interest on entry payments.

As a UK REIT the company is required to allocate a portion of its dividends as a Property Income Distribution ("PID") and pay such dividends after deduction of withholding tax unless specific exemptions apply. The level of PID depends on a number of factors and is mitigated by the availability of capital allowances and capitalised interest. In 2007, the interim dividend was declared a PID, and the interim dividend for 2008 is also wholly a PID.

Developments

Details of the redevelopment and development properties are set-out below:

	Development Expenditure		Revaluation 6 months ended 30 June 2008 £m	Market Value at 30 June 2008 £m	Costs to complete as at 30 June 2008 £m	Expected Rent £m
	6 months ended 30 June 2008 £m	Cumulative £m				
Capital Shopping Centres						
St David's 2, Cardiff	30.3	171.8	(25.5)	143.7	163.0	18
Westgate, Oxford	12.2	32.9	(13.8)	35.0	Uncommitted	N/A
Other	0.2	0.5	(3.4)	50.5	Uncommitted	N/A
Capital & Counties	22.0	65.3	(26.5)	111.3	20.0	N/A
Total developments and redevelopments	64.7	270.5	(69.0)	340.5	183.0	

In addition, £7.8 million was incurred in the half year on the Southern Gateway redevelopment at Eldon Square, Newcastle. This is classified within the completed investment properties. CSC's share of costs to complete amounted to £44 million at 30 June 2008.

Contracts have been exchanged for the sale of the major refurbishment at Broad Gate, Leeds. The transaction is expected to be concluded in early 2009 on completion of the development, for consideration of £69 million, in excess of its current market value and anticipated costs to complete. This transaction is not yet reflected in the financial statements.

Principal risks and uncertainties

The principal risks and uncertainties relating to the business at 31 December 2007 were set out in the Directors' Report on Page 18 of the Annual Report. The risk mitigation strategies are contained in that section, with an in-depth disclosure relating to financial instruments shown on pages 38 to 42.

The view of the Liberty International Board of Directors is that the nature of these risks has not changed since 7 March 2008 nor is it expected that they will change over the course of the next six months. However, in terms of risk mitigation, management will be vigilant to anticipate and respond to any problems caused or exacerbated by the current economic uncertainty.

The risks identified are shown below:

Risk	Description
Financial risks	Interest rate movement Liquidity risk Market price risk Change in the value of property portfolio General economic downturn
Asset management risks	Increased voids Failure to meet rental targets
Investment/Strategic risks	Diversification into new areas of property use and geographical location
Development risks	Acquisition of sites for development Securing planning consent for developments Commitment to proceed Construction and letting risk
People/HR risks	Appointment and retention of key staff
Disaster/Terrorism risk	Effect of natural disaster/terrorist strike on business continuity
Health & Safety	Responsibility for the safety of visitors to shopping centres Impact on reputation of potential criminal/civil proceedings

6 August 2008

UNDERLYING PROFIT STATEMENT (unaudited)
For the six months ended 30 June 2008

	Quarter ended 30 June 2008 £m	Quarter ended 31 March 2008 £m	Six months ended 30 June 2008 £m	Restated Quarter ended 30 June 2007 £m	Quarter ended 31 March 2007 £m	Restated Six months ended 30 June 2007 £m
UK shopping centres	65.6	74.5	140.1	69.3	71.8	141.1
Other commercial properties	24.3	29.8	54.1	18.2	19.5	37.7
Net rental income	89.9	104.3	194.2	87.5	91.3	178.8
Other (expense)/income	(0.1)	0.6	0.5	(0.1)	0.4	0.3
	89.8	104.9	194.7	87.4	91.7	179.1
Administration expenses	(13.7)	(14.5)	(28.2)	(9.6)	(7.4)	(17.0)
Operating profit (underlying*)	76.1	90.4	166.5	77.8	84.3	162.1
Interest payable	(57.0)	(58.4)	(115.4)	(46.8)	(49.7)	(96.5)
Interest receivable	5.0	1.0	6.0	2.1	1.3	3.4
Net finance costs (underlying*)	(52.0)	(57.4)	(109.4)	(44.7)	(48.4)	(93.1)
Profit before tax (underlying*)	24.1	33.0	57.1	33.1	35.9	69.0
Property trading profits	–	0.9	0.9	0.7	–	0.7
Tax on adjusted profit	(2.0)	(0.5)	(2.5)	0.6	(0.5)	0.1
Minority interests	(2.3)	(3.0)	(5.3)	(1.6)	–	(1.6)
Earnings used for calculation of adjusted earnings per share	19.8	30.4	50.2	32.8	35.4	68.2
Adjusted earnings per share	5.5p	8.4p	13.9p	9.0p	9.8p	18.8p

*before property trading, valuation and exceptional items

DIRECTORS' RESPONSIBILITY STATEMENT

The Directors are responsible for preparing the condensed set of financial statements, in accordance with applicable law and regulations. The Directors confirm that, to the best of their knowledge:

- the condensed set of financial statements on pages 28 to 44 has been prepared in accordance with IAS 34 "Interim Financial Reporting", as adopted by the European Union; and
- the condensed set of financial statements on pages 28 to 44 includes a true and fair review of the information required by Sections DTR 4.2.7R and DTR 4.2.8R of the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

The operating and financial review on pages 10 to 24 refers to important events which have taken place in the period.

The principal risks and uncertainties facing the business are referred to on pages 22 to 23 of the operating and financial review.

Related party transactions are set out in note 21 of the condensed set of financial statements.

A list of current Directors is maintained on the Liberty International PLC website: www.liberty-international.co.uk.

By order of the Board

D.A Fischel
Chief Executive

I C Durant
Finance Director

6 August 2008

INDEPENDENT REVIEW REPORT TO LIBERTY INTERNATIONAL PLC

Introduction
We have been engaged by the company to review the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008, which comprises the consolidated income statement, consolidated balance sheet, consolidated statement of recognised income and expense, consolidated statement of cash flows and related notes. We have read the other information contained in the half-yearly financial report and considered whether it contains any apparent misstatements or material inconsistencies with the information in the condensed set of financial statements.

Directors' responsibilities
The half-yearly financial report is the responsibility of, and has been approved by, the Directors. The Directors are responsible for preparing the half-yearly financial report in accordance with the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

As disclosed in note 1, the annual financial statements of the group are prepared in accordance with IFRSs as adopted by the European Union. The condensed set of financial statements included in this half-yearly financial report has been prepared in accordance with International Accounting Standard 34, "Interim Financial Reporting", as adopted by the European Union.

Our responsibility
Our responsibility is to express to the company a conclusion on the condensed set of financial statements in the half-yearly financial report based on our review. This report, including the conclusion, has been prepared for and only for the company for the purpose of the Disclosure and Transparency Rules of the Financial Services Authority and for no other purpose. We do not, in producing this report, accept or assume responsibility for any other purpose or to any other person to whom this report is shown or into whose hands it may come save where expressly agreed by our prior consent in writing.

Scope of review
We conducted our review in accordance with International Standard on Review Engagements (UK and Ireland) 2410, 'Review of Interim Financial Information Performed by the Independent Auditor of the Entity' issued by the Auditing Practices Board for use in the United Kingdom. A review of interim financial information consists of making enquiries, primarily of persons responsible for financial and accounting matters, and applying analytical and other review procedures. A review is substantially less in scope than an audit conducted in accordance with International Standards on Auditing (UK and Ireland) and consequently does not enable us to obtain assurance that we would become aware of all significant matters that might be identified in an audit. Accordingly, we do not express an audit opinion.

Conclusion

Based on our review, nothing has come to our attention that causes us to believe that the condensed set of financial statements in the half-yearly financial report for the six months ended 30 June 2008 is not prepared, in all material respects, in accordance with International Accounting Standard 34 as adopted by the European Union and the Disclosure and Transparency Rules of the United Kingdom's Financial Services Authority.

PricewaterhouseCoopers LLP
Chartered Accountants
London

6 August 2008

Notes:

a) The maintenance and integrity of the Liberty International PLC website is the responsibility of the Directors; the work carried out by the auditors does not involve consideration of these matters and, accordingly, the auditors accept no responsibility for any changes that may have occurred to the financial statements since they were initially presented on the website.

b) Legislation in the United Kingdom governing the preparation and dissemination of financial statements may differ from legislation in other jurisdictions.

CONSOLIDATED INCOME STATEMENT (unaudited)
For the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Revenue	2	308.3	267.6	574.6
Rental income		296.9	260.1	546.7
Rental expenses		(102.7)	(81.3)	(172.4)
Net rental income	2	194.2	178.8	374.3
Other income		1.4	1.0	2.0
(Deficit)/gain on revaluation and sale of investment and development property	3	(638.5)	233.2	(279.1)
Profit on sale of subsidiary	4	0.8	–	–
		(442.1)	413.0	97.2
Administration expenses				
Ongoing expenses		(28.2)	(17.0)	(45.2)
Impairment of goodwill	5	(21.6)	–	–
Operating (loss)/profit		(491.9)	396.0	52.0
Interest payable	6	(115.4)	(96.5)	(209.3)
Interest receivable		6.0	3.4	8.8
Other finance income/(costs)	6	3.5	(1.9)	(3.3)
Change in fair value of derivative financial instruments		140.1	251.2	27.0
Net finance costs		34.2	156.2	(176.8)
(Loss)/profit before tax		(457.7)	552.2	(124.8)
Current tax		(1.9)	(0.9)	(2.7)
Deferred tax		7.5	(46.0)	(23.8)
REIT entry charge		(1.6)	(1.8)	(3.9)
Taxation	7	4.0	(48.7)	(30.4)
(Loss)/profit for the period		(453.7)	503.5	(155.2)
Loss/(profit) attributable to minority interests	8	27.5	(4.0)	50.2
(Loss)/profit for the period attributable to equity shareholders		(426.2)	499.5	(105.0)
Basic (loss)/earnings per share	17	(117.9)p	138.0p	(29.0)p
Diluted (loss)/earnings per share	17	(112.9)p	133.0p	(26.6)p

Adjusted earnings per share are shown in note 17.

Notes on pages 32 to 44 form part of the condensed set of financial statements.

CONSOLIDATED BALANCE SHEET (unaudited)
As at 30 June 2008

	Notes	As at 30 June 2008 £m	Restated As at 31 December 2007 £m	Restated As at 30 June 2007 £m
Non-current assets				
Goodwill	5	5.3	26.6	-
Investment and development property	10	7,948.9	8,622.8	8,561.6
Plant and equipment		0.7	1.2	0.9
Investments		127.4	51.0	23.5
Trade and other receivables	12	84.6	78.5	68.6
		8,166.9	8,780.1	8,654.6
Current assets				
Trading property	11	38.3	43.7	46.8
Derivative financial instruments		114.7	25.4	160.4
Trade and other receivables	12	128.4	134.9	123.7
Cash and cash equivalents		117.8	188.4	199.4
		399.2	392.4	530.3
Total assets		8,566.1	9,172.5	9,184.9
Current liabilities				
Trade and other payables		(274.8)	(341.7)	(263.4)
Tax liabilities		(5.0)	(5.7)	(1.4)
Borrowings, including finance leases	13	(52.1)	(152.3)	(167.9)
Derivative financial instruments		(42.6)	(97.8)	(13.1)
		(374.5)	(597.5)	(445.8)
Non-current liabilities				
Borrowings, including finance leases	13	(3,805.7)	(3,704.0)	(3,179.5)
Deferred tax provision	7	(60.6)	(73.7)	(85.0)
Other provisions		(1.4)	(1.4)	(4.8)
Other payables		(95.0)	(87.0)	(108.3)
		(3,962.7)	(3,866.1)	(3,377.6)
Total liabilities		(4,337.2)	(4,463.6)	(3,823.4)
Net assets		4,228.9	4,708.9	5,361.5
Equity				
Called up ordinary share capital		181.4	181.4	181.8
Share premium		975.6	975.6	980.6
Treasury shares		(11.7)	(9.6)	(4.3)
Convertible bond reserve		9.1	9.1	9.1
Other non-distributable reserves		274.2	275.4	702.1
Retained earnings		2,583.2	3,075.1	3,301.9
Attributable to equity shareholders		4,011.8	4,507.0	5,171.2
Minority interests		217.1	201.9	190.3
Total equity	18	4,228.9	4,708.9	5,361.5
Diluted, adjusted net assets per share	17	1095p	1264p	1385p
Basic net assets per share	17	1110p	1248p	1429p

Notes on pages 32 to 44 form part of the condensed set of financial statements.

CONSOLIDATED STATEMENT OF RECOGNISED INCOME AND EXPENSE (unaudited)
For the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
(Loss)/profit for the period as per the consolidated income statement before minority interest		(453.7)	503.5	(155.2)
Other recognised income and expense in the period:				
Actuarial losses on defined benefit pension schemes		–	–	(2.0)
Tax on items taken directly to equity		–	–	0.5
(Losses)/gains on revaluation of investments, net exchange translation differences and other movements		(3.4)	(0.4)	6.4
Net loss recognised in equity due to minority interests (on the above)		–	–	(0.7)
Net (losses)/gains recognised in equity		(3.4)	(0.4)	4.2
Total recognised (expense) and income for the period		(457.1)	503.1	(151.0)
Total recognised expense and (income) attributable to minority interests	18(b)	27.5	(4.0)	50.9
Total recognised (expense) and income for the period attributable to equity shareholders	18(a)	(429.6)	499.1	(100.1)

A summary of changes in group equity is shown in note 18.

Notes on pages 32 to 44 form part of the condensed set of financial statements.

CONSOLIDATED STATEMENTS OF CASH FLOWS (unaudited)
For the six months ended 30 June 2008

	Notes	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Cash generated from operations	14	204.9	51.9	266.8
Interest paid		(125.6)	(85.1)	(222.0)
Interest received		6.0	3.6	9.8
Tax paid		(3.4)	–	2.7
REIT entry charge		(29.7)	–	(15.6)
Cash flows from operating activities		52.2	(29.6)	41.7
Cash flows from investing activities				
Purchase and development of property		(129.5)	(229.3)	(575.5)
Sale of property		106.1	287.3	459.2
Purchase of subsidiary companies		–	–	(80.0)
Sale of subsidiary companies		5.0	–	–
Purchase of non-current asset investments		(82.7)	(23.5)	(39.2)
Cash flows from investing activities		(101.1)	34.5	(235.5)
Cash flows from financing activities				
Issue and repurchase of shares		(2.1)	2.1	(3.1)
Borrowings drawn		292.0	130.0	382.6
Borrowings repaid		(248.1)	(197.0)	(197.0)
Equity dividends paid	9	(63.5)	(62.4)	(122.1)
Cash flows from financing activities		(21.7)	(127.3)	60.4
Net decrease in cash and cash equivalents		(70.6)	(122.4)	(133.4)
Cash and cash equivalents at beginning of period/year		188.4	321.8	321.8
Cash and cash equivalents at end of period/year		117.8	199.4	188.4

Notes on pages 32 to 44 form part of the condensed set of financial statements.

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

1 Basis of preparation

The condensed set of financial statements is unaudited and does not constitute statutory accounts within the meaning of s240 of the Companies Act 1985. The condensed set of financial statements has been prepared in accordance with the Disclosure and Transparency Rules of the Financial Services Authority and with IAS 34 as adopted by the EU. The auditors' report on the financial statements for 2007, which have been filed with the Registrar of Companies and were prepared in accordance with International Financial Reporting Standards as endorsed by the European Union ("IFRS"), IFRIC interpretations and with those parts of the Companies Act 1985 applicable to companies reporting under IFRS, was unqualified, did not contain an emphasis of matter paragraph and did not contain a statement made under s237(2) or s237(3) of the Companies Act 1985.

The condensed set of financial statements should be read in conjunction with the financial statements for the year ended 31 December 2007, which have been prepared in accordance with IFRS as adopted by the European Union. The condensed set of financial statements has been reviewed, not audited.

The largest area of estimation and uncertainty in the condensed set of financial statements is in respect of the valuation of the property portfolio and investments, where external valuations are obtained.

There is no material seasonal impact on the group's financial performance.

Taxes on income in interim periods are accrued using the tax rate expected to be applicable to total annual earnings.

Except as described below, the condensed set of financial statements has been prepared using the accounting policies set out on pages 26 and 27 of the group's financial statements for 2007.

The following new standards, amendments to standards and interpretations have been issued but are not yet effective and have not been adopted early:

IFRS 8, 'Operating Segments', effective for annual periods beginning on 1 January 2009. IFRS 8 replaces IAS 14, 'Segment Reporting', and requires that segment information is presented on the same basis as that used for internal management reporting. The expected impact is still being assessed in detail, but it appears likely that this will have minimal impact on disclosure.

IAS 1 (amendment), 'Presentation of Financial Statements', effective for annual periods beginning on 1 January 2009. Proforma financial statements under the revised disclosure requirements are currently under development.

IAS 32 (amendment) - 'Financial Instruments: presentation', effective for periods beginning on or after 1 January 2009. This is not relevant to the group, as the group does not have any puttable instruments.

IFRIC 15, 'Agreements for the Construction of Real Estate', effective for periods beginning on or after 1 January 2009. Management is evaluating the effect of this interpretation on its revenue recognition.

IFRIC 16 - 'Hedges of a net investment in a foreign operation', effective for periods beginning on or after 1 October 2008. Management is evaluating the effect of this interpretation on its net investment in foreign operations hedge.

The assessment of new standards, amendments and interpretations issued but not effective, not included above and issued prior to the approval of the Annual Report for 2007, are not anticipated to have a material impact on the Financial Statements, as stated on page 26 of the Annual Report.

Derivative financial instruments are classified as held for trading per IAS 39 'Financial Instruments: recognition and measurement', and presented as current in the balance sheet in accordance with IAS 1 'Presentation of Financial Statements'. The prior year balances have been restated to provide appropriate comparison. This has resulted in restatement of £5.0 million as at 31 December 2007 and £152.0 million as at 30 June 2007 from "Non-current trade and other receivables" to "Current trade and other receivables"; and £94.0 million and £7.6 million respectively from "Non-current liabilities" to "Current liabilities". There is no impact on the income statement or basic and diluted earnings per share for the year ended 31 December 2007 and half year ended 30 June 2007 as a result of this reclassification. Derivative current assets are shown separately on the face of the balance sheet whereas previously they were aggregated with trade and other receivables.

In the financial statements for the year ended 31 December 2007 the MetroCentre Partnership was consolidated as a subsidiary, with effect from the formation date of 25 March 2007, reflecting the control exercised by Liberty International. This had previously been treated on a proportional consolidation basis. The Directors therefore believe it to be appropriate that this revised treatment is reflected in the figures for 30 June 2007 and have restated the figures accordingly.

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

1 Basis of preparation (continued)

The overall impact on net asset value of the group is £nil. However, the impact on the individual lines is as follows:

	Six months ended 30 June 2007 £m	Nine months ended 30 September 2007 £m
Balance sheet		
Increase in property value	436.8	436.8
Increase in current assets	2.3	2.3
Increase in current liabilities	(16.0)	(43.0)
Increase in finance loan	(232.8)	(232.0)
Overall increase in minority interest	190.3	164.1
Income statement		
Decrease in profit on sale of property	(16.0)	(16.0)
Increase in property valuation gain	16.0	16.0
Increase in net rental income	5.2	9.6
Increase in valuation movement	2.4	0.4
Increase in finance interest charge	(3.6)	(7.2)
Movement in minority interest	4.0	2.8

2 Segmental analysis

	Six months ended 30 June 2008				
	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group total £m
Revenue	207.4	58.1	35.9	6.9	308.3
Rental income including service charge and other income	202.8	51.6	35.9	6.6	296.9
Rent payable and other outgoings	(62.7)	(16.9)	(17.3)	(5.8)	(102.7)
Net rental income	140.1	34.7	18.6	0.8	194.2
Property trading profits	0.3	0.6	–	–	0.9
Other income	–	0.2	–	0.3	0.5
Deficit on revaluation and sale of investment and development property	(518.9)	(96.6)	(23.0)	–	(638.5)
Profit on sale of subsidiary	–	0.8	–	–	0.8
Segment result before overheads and finance costs	(378.5)	(60.3)	(4.4)	1.1	(442.1)

	Six months ended 30 June 2007				
	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group total £m
Revenue	205.0	62.4	–	0.2	267.6
Rental income including service charge and other income	205.0	55.1	–	–	260.1
Rent payable and other outgoings	(63.9)	(17.4)	–	–	(81.3)
Net rental income	141.1	37.7	–	–	178.8
Property trading profits	–	0.7	–	–	0.7
Other income	–	0.1	–	0.2	0.3
Gain on revaluation and sale of investment and development property	168.3	64.9	–	–	233.2
Segment result before overheads and finance costs	309.4	103.4	–	0.2	413.0

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

2 Segmental analysis (continued)

	Year ended 31 December 2007				
	UK shopping centres £m	Other commercial properties £m	Exhibition £m	Other activities £m	Group total £m
Revenue	424.8	126.3	24.7	(1.2)	574.6
Rental income including service charge and other income	411.7	110.3	24.7	–	546.7
Rent payable and other outgoings	(122.9)	(34.9)	(14.6)	–	(172.4)
Net rental income	288.8	75.4	10.1	–	374.3
Property trading profits	1.5	1.4	–	–	2.9
Other income	–	0.3	–	(1.2)	(0.9)
(Deficit)/gain on revaluation and sale of investment and development property	(284.5)	0.6	4.8	–	(279.1)
Segment result before overheads and finance costs	5.8	77.7	14.9	(1.2)	97.2

3 (Deficit)/gain on revaluation and sale of investment and development property

	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
(Deficit)/gain on revaluation of investment and development property	(634.5)	228.1	(316.5)
(Deficit)/gain on sale of investment property	(4.0)	5.1	37.4
(Deficit)/gain on revaluation and sale of investment and development property	(638.5)	233.2	(279.1)

4 Profit on sale of subsidiary

The group disposed of its 70 per cent interest in Capital Enterprise Centres (Jersey) Limited during the period for a consideration of £8.2 million in cash and loan notes. This gave rise to a £0.8 million profit on disposal.

5 Impairment of goodwill

Following an impairment test, required under IAS 36, the goodwill arising on the acquisition of the Covent Garden Restaurants has been written off in full. As a result, a charge of £21.6 million has been made to the income statement in the period; £21.3 million relates to the impairment of goodwill to 31 December 2007 and £0.3 million to acquisition costs incurred in the current period being fully impaired. This is due to the advanced state of the plans to reconfigure the buildings in which they are located. These plans are, however, subject to commercial agreement.

6 Finance costs

	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Gross interest payable – recurring	124.4	103.0	224.4
Interest capitalised on developments	(9.0)	(6.5)	(15.1)
Interest payable	115.4	96.5	209.3
Costs of termination of financial instruments	9.7	–	2.0
Profit on repurchase of CMBS notes	(13.2)	–	–
Issue costs written off on redemption of loans	–	1.9	1.3
Other finance (income)/costs	(3.5)	1.9	3.3

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

7 Taxation

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Current tax on profits excluding exceptional items and property disposals	1.9	0.9	2.7
Deferred tax:			
On investment and development properties	(12.5)	2.9	8.7
On derivative financial instruments	4.4	44.1	15.6
On other temporary differences	0.6	(1.0)	(0.5)
Deferred tax on profits excluding exceptional items and property disposals	(7.5)	46.0	23.8
Tax on profits excluding exceptional items and property disposals	(5.6)	46.9	26.5
REIT entry charge	1.6	1.8	3.9
Taxation (credit)/charge	(4.0)	48.7	30.4

Under IAS 12 (Income Taxes), provision is made for the deferred tax liability associated with the revaluation of investment properties at the corporate tax rate expected to apply to the group at the time of use. For those UK properties qualifying as REIT properties the relevant tax rate will be 0 per cent, for other UK properties the relevant tax rate will be 28 per cent and for overseas properties the relevant tax rate will be the prevailing corporate tax rate in that country.

The deferred tax provision on the revaluation of investment properties calculated under IAS 12 is £24.2 million at 30 June 2008 (31 December 2007 – £35.8 million, 30 June 2007 – £33.8 million). This IAS 12 calculation does not reflect the expected amount of tax that would be payable if the assets were sold. The group estimates that calculated on a disposal basis the liability is £77.0 million at 30 June 2008 (31 December 2007 – £86.8 million, 30 June 2007 – £52.9 million). If upon sale the group retained all the capital allowances, which is within the control of the group, the deferred tax provision in respect of capital allowances of £43.4 million may also be released.

Where gains such as revaluation of development properties and other assets and actuarial movements on pension funds are dealt with in reserves, any deferred tax is also dealt with in reserves.

Movements in the provision for deferred tax

	As at 31 December 2007 £m	Recognised in income £m	Sale of subsidiaries £m	Recognised in equity £m	As at 30 June 2008 £m
Revaluation of investment and development property	35.8	(6.6)	(5.0)	–	24.2
Capital allowances	49.9	(5.9)	(0.6)	–	43.4
Derivative financial instruments	(14.7)	4.4	–	–	(10.3)
Other temporary differences	2.7	0.6	–	–	3.3
Net deferred tax provision	73.7	(7.5)	(5.6)	–	60.6

	As at 31 December 2006 £m	Recognised in income £m	Acquisition of subsidiaries £m	Recognised in equity £m	As at 31 December 2007 £m
Revaluation of investment and development property	32.1	4.2	–	(0.5)	35.8
Capital allowances	31.8	4.5	14.9	(1.3)	49.9
Derivative financial instruments	(32.2)	15.6	1.9	–	(14.7)
Other temporary differences	9.1	(0.5)	(5.2)	(0.7)	2.7
Net deferred tax provision	40.8	23.8	11.6	(2.5)	73.7

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

7 Taxation (continued)

	As at 31 December 2006 £m	Recognised in income £m	Acquisition of subsidiaries £m	Recognised in equity £m	As at 30 June 2007 £m
Revaluation of investment and development property	32.1	2.2	–	(0.5)	33.8
Capital allowances	31.8	0.7	–	(1.3)	31.2
Derivative financial instruments	(32.2)	44.1	–	–	11.9
Other temporary differences	9.1	(1.0)	–	–	8.1
Net deferred tax provision	40.8	46.0	–	(1.8)	85.0

All deferred tax liabilities are expected to have a maturity of more than one year.

8 Minority Interests

Minority interests comprise third party shares of the MetroCentre, the Exhibition business and other assets; £5.3 million underlying profit and £32.8 million deficit on revaluation after taxation (31 December 2007 – £1.9 million underlying loss and £48.3 million deficit on revaluation after taxation, 30 June 2007 – £1.6 million underlying profit and £2.4 million gain on revaluation after taxation).

9 Dividends

	Six months ended 30 June 2008 £m	Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
Ordinary shares			
Prior period final dividend paid of 17.6p per share (2007 – 17.25p)	63.5	62.4	62.4
Interim dividend paid of nil per share (31 December 2007 – 16.5p)	–	–	59.7
Dividends paid	63.5	62.4	122.1
Proposed dividend of 16.5p per share (30 June 2007 – 16.5p, 31 December 2007 – 17.6p)	59.6	59.7	63.6

10 Investment and development property

	UK shopping centres £m	Other commercial properties £m	Total £m
At 31 December 2007	6,466.0	2,156.8	8,622.8
Additions	69.1	91.8	160.9
Disposals	(2.1)	(198.3)	(200.4)
Foreign exchange fluctuations	–	0.1	0.1
Deficit on valuation	(518.9)	(115.6)	(634.5)
At 30 June 2008	6,014.1	1,934.8	7,948.9

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

10 Investment and development property (continued)

	UK shopping centres £m	Other commercial properties £m	Total £m
At 31 December 2006	6,542.8	1,644.3	8,187.1
Additions	226.8	835.0	1,061.8
Disposals	(14.2)	(289.2)	(303.4)
Foreign exchange fluctuations	–	(6.2)	(6.2)
Deficit on valuation	(289.4)	(27.1)	(316.5)
At 31 December 2007	6,466.0	2,156.8	8,622.8

	Restated UK shopping centres £m	Other commercial properties £m	Restated Total £m
At 31 December 2006	6,542.8	1,644.3	8,187.1
Additions	63.1	252.5	315.6
Disposals	(9.1)	(154.1)	(163.2)
Foreign exchange fluctuations	–	(6.0)	(6.0)
Surplus on valuation	163.6	64.5	228.1
At 30 June 2007	6,760.4	1,801.2	8,561.6

The group's interests in investment and development properties were valued as at 30 June 2008, 31 December 2007 and 30 June 2007 by independent external valuers in accordance with the Appraisal and Valuation Manual of RICS, on the basis of market value. Market value represents the figure that would appear in a hypothetical contract of sale between a willing buyer and a willing seller.

	As at 30 June 2008 £m	As at 31 December 2007 £m	As at 30 June 2007 £m
Balance sheet carrying value of investment and development property	**7,948.9**	8,622.8	8,561.6
Adjustment in respect of head leases and incentives	**11.4**	12.1	24.9
Market value of investment and development property	**7,960.3**	8,634.9	8,586.5

11 Trading property

The estimated replacement cost of trading properties based on market value amounted to £38.3 million (31 December 2007 – £48.1 million, 30 June 2007 – £51.0 million).

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

12 Trade and other receivables

	As at 30 June 2008 £m	Restated As at 31 December 2007 £m	Restated As at 30 June 2007 £m
Amounts falling due after more than one year:			
Other receivables	33.8	17.9	12.5
Prepayments and accrued income	50.8	60.6	56.1
	84.6	78.5	68.6
Amounts falling due within one year:			
Rents receivable	31.9	27.3	23.7
Other receivables	50.4	60.4	49.7
Prepayments and accrued income	46.1	47.2	50.3
	128.4	134.9	123.7

13 Borrowings, including finance leases

	As at 30 June 2008 £m	As at 31 December 2007 £m	Restated As at 30 June 2007 £m
Amounts falling due within one year:			
Secured borrowings			
Bank loans and overdrafts	14.9	118.8	139.6
Commercial mortgage backed securities ("CMBS") notes	31.2	27.4	21.7
Finance lease obligations	6.0	6.1	6.6
Amounts falling due within one year	52.1	152.3	167.9
Amounts falling due after more than one year:			
Secured borrowings – non recourse			
CMBS notes 2015	1,050.5	1,131.3	1,144.2
CMBS notes 2011	588.3	633.7	637.4
Bank loans 2017	117.2	117.2	–
Bank loans 2016	829.9	652.2	511.0
Bank loans 2013	251.3	251.2	251.1
Other loans	525.6	428.9	180.9
	3,362.8	3,214.5	2,724.6
Other secured borrowings			
Debentures 2027	226.2	226.1	225.9
	3,589.0	3,440.6	2,950.5
Unsecured borrowings			
CSC bonds 2013	26.6	26.6	26.6
CSC bonds 2009	31.4	31.4	31.2
Other loans	–	43.0	16.0
	3,647.0	3,541.6	3,024.3
£111.3 million 3.95% convertible bonds due 2010	111.3	111.3	110.4
Finance lease obligations	47.4	51.1	44.8
Amounts falling due after more than one year	3,805.7	3,704.0	3,179.5
Total borrowings, *including finance leases*	3,857.8	3,856.3	3,347.4
Cash and cash equivalents	(117.8)	(188.4)	(199.4)
Net borrowings	3,740.0	3,667.9	3,148.0

Certain borrowings of the group's property subsidiaries are secured by charges on specific property assets of those subsidiaries. Certain borrowing agreements contain financial and other conditions that, if contravened, could alter the repayment profile.

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

13 Borrowings, including finance leases (continued)

The group has various undrawn committed borrowing facilities. The facilities available in respect of which all conditions precedent had been met were as follows:

	As at 30 June 2008 £m	As at 31 December 2007 £m	As at 30 June 2007 £m
Expiring in more than 2 years	360.0	540.0	535.0

These undrawn facilities are available at floating rates based on LIBOR plus applicable margin.

14 Cash generated from operations

	Notes	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
(Loss)/profit before tax		(457.7)	552.2	(124.8)
Adjustments for:				
Deficit/(gain) on revaluation of investment and development property	3	634.5	(228.1)	316.5
Deficit/(gain) on sale of investment property	3	4.0	(5.1)	(37.4)
Profit on sale of subsidiary	4	(0.8)	–	–
Depreciation		0.2	–	0.3
Amortisation of lease incentives and other direct costs		9.3	1.5	(1.6)
Impairment of goodwill	5	21.6	–	–
Interest payable	6	115.4	96.5	209.3
Interest receivable		(6.0)	(3.4)	(8.8)
Exceptional finance (income)/costs	6	(3.5)	1.9	3.3
Change in fair value of derivative financial instruments		(140.1)	(251.2)	(27.0)
Changes in working capital:				
Change in trading properties		5.4	(14.5)	8.5
Change in trade and other receivables		(5.9)	(22.3)	(6.4)
Change in trade and other payables		28.5	(75.6)	(65.1)
Cash generated from operations		204.9	51.9	266.8

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

15 Fair values of financial instruments

	As at 30 June 2008		As at 31 December 2007		As at 30 June 2007	
	Balance sheet value £m	Fair value £m	Balance sheet value £m	Fair value £m	Balance sheet value £m	Fair value £m
Debentures and other fixed rate loans						
Sterling						
C&C 5.562% debenture 2027	226.2	282.4	226.1	342.0	225.9	327.5
CSC 6.875% unsecured bonds 2013	26.6	26.3	26.6	26.2	26.6	26.6
CSC 5.75% unsecured bonds 2009	31.4	31.5	31.4	31.5	31.2	31.7
US dollars						
Fixed rate loans	159.9	160.8	161.0	160.6	155.3	153.4
	444.1	501.0	445.1	560.3	439.0	539.2
Convertible bonds – fixed rate	111.3	127.5	111.3	152.7	110.4	160.3

The adjustment in respect of the above, after credit for tax relief, to the diluted net assets per share (which does not require adjustment for the fair value of convertible bonds) would amount to 11p per share (31 December 2007 – 21p, 30 June 2007 – 19p).

All other financial assets and liabilities included in the balance sheet are stated at fair values.

Derivative financial instruments

	As at 30 June 2008 £m	As at 31 December 2007 £m	As at 30 June 2007 £m
Current assets	114.7	25.4	160.4
Current liabilities	(42.6)	(97.8)	(13.1)
	72.1	(72.4)	147.3

Interest rate swaps

	Notional principal			Average contracted rate		
	30 June 2008 £m	31 December 2007 £m	30 June 2007 £m	30 June 2008 %	31 December 2007 %	30 June 2007 %
Effective on or after:						
1 year	3,372	3,319	2,642	5.26	5.27	5.31
5 years	3,201	3,220	2,818	5.16	5.16	5.10
10 years	2,425	2,543	2,350	4.69	4.72	4.68
15 years	2,100	2,100	2,025	4.58	4.58	4.57
20 years	2,100	2,100	2,025	4.58	4.58	4.57
25 years	1,625	1,625	1,550	4.40	4.40	4.38

16 Capital commitments

At 30 June 2008, the group was contractually committed to £283.2 million of future expenditure for the purchase, construction, development and enhancement of investment property and £50.2 million in respect of overseas investments (31 December 2007 – £317.0 million, 30 June 2007 – £354.0 million).

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

17 Per share details

(a) (Loss)/earnings per share

	Six months ended 30 June 2008 millions	Six months ended 30 June 2007 millions	Year ended 31 December 2007 millions
Weighted average ordinary shares in issue for calculation of basic earnings per share	361.6	361.9	361.7
Weighted average ordinary shares to be issued on conversion of bonds and under employee incentive arrangements	14.6	14.8	14.7
Weighted average ordinary shares in issue for calculation of diluted earnings per share	376.2	376.7	376.4

	Six months ended 30 June 2008 £m	Restated Six months ended 30 June 2007 £m	Year ended 31 December 2007 £m
(Loss)/earnings used for calculation of basic earnings per share	(426.2)	499.5	(105.0)
Reduction in interest charge from conversion of bonds, net of tax	1.5	2.8	5.0
(Loss)/earnings used for calculation of diluted earnings per share	(424.7)	502.3	(100.0)
Basic (loss)/earnings per share (pence)	(117.9)p	138.0p	(29.0)p
Diluted (loss)/earnings per share (pence)	(112.9)p	133.0p	(26.6)p
(Loss)/earnings used for calculation of basic earnings per share	(426.2)	499.5	(105.0)
Add back/(less) deficit/(gain) on revaluation and sale of investment and development property	638.5	(233.2)	279.1
Less profit on sale of subsidiary	(0.8)	–	–
Add back impairment of goodwill	21.6	–	–
(Less)/add back exceptional finance (income)/costs	(3.5)	1.9	3.3
Less change in fair value of derivative financial instruments	(140.1)	(251.2)	(27.0)
(Less)/add back deferred tax in respect of investment and development property	(6.6)	2.2	4.2
Add back deferred tax in respect of derivative financial instruments	4.4	44.1	15.6
(Less)/add back deferred tax on capital allowances	(5.9)	0.7	4.5
Add back REIT entry charge	1.6	1.8	3.9
(Less)/add back amounts above due (from)/to minority interests	(32.8)	2.4	(48.3)
Earnings used for calculation of adjusted earnings per share	50.2	68.2	130.3
Adjusted earnings per share (pence)	13.9p	18.8p	36.0p
Earnings used for calculation of adjusted earnings per share	50.2	68.2	130.3
Reduction in interest charge from conversion of bonds, net of tax	1.5	2.8	5.0
Earnings used for calculation of adjusted, diluted earnings per share	51.7	71.0	135.3
Adjusted, diluted earnings per share (pence)	13.7p	18.8p	35.9p

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

17 Per share details (continued)

(b) Net assets

	As at 30 June 2008 £m	As at 31 December 2007 £m	Restated As at 30 June 2007 £m
Basic net asset value used for calculation of basic net assets per share	**4,011.8**	4,507.0	5,171.2
Fair value of derivative financial instruments (net of tax)	**(82.4)**	57.7	(121.6)
Deferred tax on revaluation surpluses	**24.2**	35.8	33.8
Deferred tax on capital allowances	**43.4**	49.9	31.2
Unrecognised (deficit)/surplus on trading properties (net of tax)	**(0.1)**	1.7	3.2
Minority interests on the above	**1.8**	(15.9)	(13.8)
Adjusted net asset value	**3,998.7**	4,636.2	5,104.0
Effect of dilution:			
On conversion of bonds	**111.3**	111.3	110.4
On exercise of options	**11.6**	9.7	11.8
Diluted, adjusted net asset value used for calculation of diluted, adjusted net assets per share	**4,121.6**	4,757.2	5,226.2
Basic net assets per share	**1110p**	1246p	1429p
Diluted, adjusted net assets per share	**1095p**	1264p	1385p

(c) Shares in issue

	As at 30 June 2008 Million	As at 31 December 2007 Million	As at 30 June 2007 Million
Shares in issue, excluding those held by ESOP trust and treated as cancelled	**361.3**	361.5	362.0
Effect of dilution:			
On conversion of bonds	**13.9**	13.9	13.9
On exercise of options	**1.2**	1.0	1.4
Diluted shares in issue	**376.4**	376.4	377.3

(d) Convertible debt

3.95 per cent convertible bonds due 2010

At 30 June 2008, 31 December 2007 and 30 June 2007 3.95 per cent convertible bonds with a nominal value of £111.3 million were in issue.

The holders of the 3.95 per cent bonds have the option to convert their bonds into ordinary shares at any time on or up to 23 September 2010 at 800p per ordinary share. The 3.95 per cent bonds may be redeemed at par at the company's option after 14 October 2008 subject to the Liberty International ordinary share price having traded at 120 per cent of the conversion price of 800p per share for a specific period.

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

18 Summary of changes in equity

	Note	Six months ended 30 June 2008 £m	Year ended 31 December 2007 £m	Restated Six months ended 30 June 2007 £m
(a) Equity shareholders				
Opening equity shareholders' funds		4,507.0	4,732.4	4,732.4
Issue of shares		1.4	4.7	2.6
Cancellation of shares		(3.5)	(7.9)	(0.5)
		4,504.9	4,729.2	4,734.5
Total recognised (expense) and income for the period attributable to equity shareholders		(429.6)	(100.1)	499.1
		4,075.3	4,629.1	5,233.6
Dividends paid	9	(63.5)	(122.1)	(62.4)
Closing shareholders' equity		4,011.8	4,507.0	5,171.2
(b) Minority interest				
Opening minority interest		201.9	–	–
Additions		2.5	252.8	186.3
Disposals		(2.8)	–	–
Compound financial instrument		43.0	–	–
		244.6	252.8	186.3
Total recognised (expense) and income for the period		(27.5)	(50.9)	4.0
Closing minority interest		217.1	201.9	190.3
Total equity		4,228.9	4,708.9	5,361.5

19 Share capital and share premium

	Six months 30 June 2008 £m	Year ended 31 December 2007 £m
Authorised		
500,000,000 ordinary shares of 50p each	250.0	250.0

	Share capital £m	Share premium £m
Issued		
At 30 June 2008 and 31 December 2007 – 362,772,673 ordinary shares of 50p each	181.4	975.6

Full details of the rights and obligations attaching to the ordinary shares are contained in the company's Articles of Association. These rights include an entitlement to receive the company's report and accounts, to attend and speak at General Meetings of the company, to appoint proxies and to exercise voting rights. Holders of ordinary shares may also receive dividends and may receive a share of the company's assets on the company's liquidation. There are no restrictions on the transfer of the ordinary shares.

At 6 August 2008, the company had an unexpired authority to repurchase shares up to a maximum of 35,857,267 shares with a nominal value of £17.8 million, and the directors have an unexpired authority to allot up to a maximum of 90,518,168 shares with a nominal value of £45.3 million.

Included within the issued share capital as at 30 June 2008 are 474,998 ordinary shares (31 December 2007 – 570,180) held by the Trustee of the Employee Share Ownership Plan ("ESOP") which is operated by the company (note 20) and 1,050,000 treasury shares (31 December 2007 – 700,000). The nominal value of these shares is £0.8 million (31 December 2007 – £0.6 million).

NOTES TO THE CONDENSED SET OF FINANCIAL STATEMENTS (unaudited)

20 Treasury shares and Employee Share Ownership Plan (ESOP)

During the period the company purchased a total of 350,000 shares with a nominal value of £0.2 million. These shares are held as treasury shares.

The cost of shares in Liberty International purchased in the market and held by the Trustee of the Employee Share Ownership Plan (ESOP) operated by the company is also accounted for as treasury shares.

The purpose of the ESOP is to acquire and hold shares which will be transferred to employees in the future under the group's employee incentive arrangements.

	Six months ended 30 June 2008		Year ended 31 December 2007	
	Number	£m	Number	£m
At 1 January	1.3	(9.6)	1.1	(6.4)
Acquired in the year	0.4	(3.5)	0.8	(7.9)
Disposed of on exercise of options	(0.2)	1.4	(0.6)	4.7
At 30 June 2008 and 31 December 2007	1.5	(11.7)	1.3	(9.6)

21 Related party transactions

Key management compensation*

	Six months ended 30 June 2008 £m	Year ended ended 31 December 2007 £m	Six months ended 30 June 2007 £m
Salaries and short-term employee benefits	2.6	5.5	2.2
Pensions and other post-employment benefits	0.3	0.5	0.2
Share-based payment	–	2.3	–
Other long-term payments	–	0.9	–
Termination benefits	0.1	–	–
	3.0	9.2	2.4

*Key management comprises the Directors of Liberty International, and those group employees who have been designated as Persons Discharging Managerial Responsibilities ("PDMR").

22 Events after the balance sheet date

Details of the interim dividend proposed are given in note 9.

23 General Information

The company is a public limited company incorporated in England and Wales and domiciled in the UK. The address of its registered office is 40 Broadway, London SW1H 0BT.

The company has its primary listing on the London Stock Exchange. The company has a secondary listing on the JSE, South Africa.

The condensed set of financial statements was approved for issue on 6 August 2008.

Fax

LIBERTY INTERNATIONAL

Direct Line: 020 7960 1236
Direct Fax:020 7887 0001

To:	Securities and Exchange Commission	**Fax (to):**	001 202 772 9207
From:	Ruth Pavey	**Date:**	
Subject:	Liberty International PLC Exemption pursuant to Rule 12g 3-2(b) Under the Securities Exchange Act of 1934 File No. 82-34722		

To:

Attn: SEC Release

Fax: +12027729207

Date: 06.08.2008

From: Liberty International PLC

Headline: Holding(s) in Company

Ladies and Gentlemen:

On behalf of Liberty International PLC, a company incorporated under the laws of England and Wales (the "Company"), a "foreign private issuer" exempt from the registration and reporting requirements set forth in Section 12(g) of the Securities Exchange Act of 1934, as amended (the "Exchange Act"), pursuant to the exemption order issued on June 11, 2003 (file no. 82-34722) pursuant to Rule 12g3-2(b) under the Exchange Act, we herewith submit the attached document.

Should you have any questions concerning the foregoing or require any additional information, please do not hesitate to contact Kerin Williams on +44 (0) 20 7887 7108 or Ruth Pavey on +44 (0) 20 7960 1236.

Holding(s) in Company

LIBERTY INTERNATIONAL PLC

NOTIFICATION OF MAJOR INTERESTS IN SHARES

As a result of a disposal of voting rights Liberty International PLC has received the following notification of interests in the Ordinary shares of 50 pence in the Company:

i) Full name of Persons subject to the notification obligation	Old Mutual PLC
ii) Full name of shareholder(s) (if different from i)	1. Old Mutual Investment Group (South Africa) (Pty) Ltd 2. Royal Skandia Life Assurance Limited 3. Syfrets Securities Ltd 4. BOE (Pty) Ltd
iii) Date of Transaction	4 August 2008
iv) Date issuer was notified	5 August 2008
v) Threshold that was crossed	5%
vi) Number of voting rights	17,674,903 (Indirect)
vii) % of voting rights	4.88%

Susan Folger
Company Secretary
020 7887 7073

6 August 2008

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